Exhibit 1
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For Immediate Release                                            07 October 2005

                               WPP GROUP PLC (WPP)

                     Notice of Third Quarter Trading Update


WPP will announce its third quarter trading update for the nine months ended 30 September 2005 on Friday, 28th October 2005.


                                       End